[Umpqua Holdings Corporation Letterhead]

VIA EDGAR CORRESPONDENCE AND

VIA E-MAIL (CooperB@SEC.GOV)

June 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Sharon Blume and Babette Cooper

100 F Street, N.E.

Washington, DC 20549

Re: Your file no. 001-34624

Umpqua Holdings Corporation respectfully requests an extension to the time period to respond to the SEC Comment Letter dated June 14, 2012. As communicated, Umpqua Holding Corporation respectfully requests an extension to file our response not later than July 12, 2012.

If you have any questions about these responses, please do not hesitate to contact me at (503) 727-4224. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Neal T. McLaughlin

Neal T. McLaughlin

Executive Vice President/Treasurer

Umpqua Holdings Corporation